UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-27777
Marketing Concepts International
16715-12 Yonge Street, Suite 311
Newmarket, Ontario L3X 1X4
905-898-2646
Rule 12g-4(a)(2)

Shareholders of record: 407
Pursuant to the requirements of the Securities Exchange Act of 1934 Marketing Concepts International has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: August 25, 2008 By: Ryan R. West, Attorney of record